[Reference Translation]
April 20, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Effect of the Great East Japan Earthquake
on Toyota’s Production in North America after April 26

Due to parts supply difficulties following the March 11 Great East Japan Earthquake in Japan, Toyota plans the following adjustments to its North American production.
Production at North American plants is to be suspended on Mondays and Fridays between April 26 and June 3.  Also, production from Tuesdays through Thursdays will be carried out at approximately 50% of normal.
In Canada, production will be suspended for the week starting May 23, and in the United States, for the week starting May 30.
No decisions have yet been made regarding production after June 3.

If there are any new developments concerning these matters, Toyota will display the new information on its homepage and make additional disclosures as appropriate.